August 10, 2009

Mr. Marc D. Thomas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: SEC Comment Letter dated July 15, 2009, File No. 1-12307

Dear Mr. Thomas:

This letter responds to the referenced Comment letter on Zions Bancorporation's Form 10K for the Fiscal Year ended December 31, 2008, and Form 10-Q for the Fiscal Quarter ended March 31, 2009.

We included in our Form 10-Q for the Fiscal Quarter ended June 30, 2009  additional disclosure language to clarify the item described as Comment 1: Asset Backed Fair Values.  Please see pages 37 through 39 of our Form 10-Q under Critical Accounting Policies, Valuation of Asset-Backed Securities (“ABS’).

We also included in our Form 10-Q for the Fiscal Quarter ended June 30, 2009 additional disclosure language to clarify Comment 2:  Other than Temporary Impairment (“OTTI”).  Please see page 41 under the section Other than Temporary Impairment (“OTTI”) - Debt Investment Securities.

As we had previously discussed, we added two charts on pages 55 and 56 of our Form 10-Q with introductions and explanations of column headings to address your Comment 3 requesting greater disclosure for the bank and insurance trust preferred CDO portion of the investment securities portfolio.  The charts aggregate the holdings by original ratings level to provide the requested data by subcategory, in lieu of providing name and tranche identifiers.   For each subcategory, the weighted average, best and worst of each of the pool level statistics/requested data items was provided.  We also previously provided per your request the specific information requested in comment 3 for the periods ended March 31, 2009.

With regard to your Comment 4, we note your acknowledgement that we have repurchased all ARS previously sold to customers, and therefore there should be no repurchases requiring additional disclosure in future quarters. In the unlikely event that there are additional material ARS repurchases, however, we will make the requested additional disclosures.

We also acknowledge the following, per your request:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ DOYLE L. ARNOLD

Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation